Bionomics Limited

19 August 2005

05010792

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
AUG 29 2005
WASH. D.C. 198 SECTION

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
AUG 30 2005
THOMSON
FINANCIAL

Per: Jill Mashado
Company Secretary

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Bionomics Limited

BIONOMICS LIMITED
ASX Preliminary final report – 30 June 2005

Lodged with the ASX under Listing Rule 4.3A

Contents

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Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
19 August 2005

BIONOMICS 2004-2005 RESULTS

Bionomics Limited (ASX: BNO, BNOOA, US OTC:BMICY) today announced its 2004-2005 financial results, highlighting continued revenue growth and the major transformation the Company has undergone from genomics to drug development. The smooth integration of Bionomics' recent acquisition of Iliad Chemicals Pty Ltd has resulted in rapid progress in the Company's pipeline of therapeutic drug candidates to treat cancer, multiple sclerosis and anxiety.

Bionomics' CEO and Managing Director, Dr Deborah Rathjen said, "Bionomics has pursued a tightly focused growth strategy that will provide nearer term revenue streams by leveraging our intellectual property to develop and license diagnostics whilst retaining an internal focus on the development of therapeutics for the longer term, more substantial returns therapeutic development offers. The execution of our strategy, which has encompassed growth both on an organic level and through acquisition, has seen us transform Bionomics from a pure genomics company to a fully integrated drug discovery company capable of achieving its stated objectives of a robust pipeline of therapeutic drug candidates. In pursuing acquisition opportunities Bionomics has shown leadership in the Australian biotech scene whilst generating commercial income of $1.208 million."

Key Points – Operations

- Completed the acquisition of Iliad Chemicals Pty Limited. Iliad Chemicals is a drug discovery company which uses a novel synthetic chemistry (MultiCore®) to rapidly discover and optimise new drugs. With the acquisition of Iliad, Bionomics has complemented its pipeline in epilepsy and anxiety with drug candidates for the treatment of multiple sclerosis and vascular targeting agents for the treatment of solid tumours. The acquisition and associated capital raising received comprehensive support from shareholders with over 99% of shares voted in favour of the acquisition.
- Completed the acquisition of the French central nervous system (CNS) business, Neurofit. The acquisition provides Bionomics with a world class CNS preclinical development capability. Through Neurofit, Bionomics also now has a commercial relationship with some of Europe's leading pharmaceutical and biotechnology companies.
- Successfully commercialised its first epilepsy diagnostic test for severe childhood epilepsy through licensing agreements with US-based Athena Diagnostics and Australian company Genetic Technologies.
- Received a two-year extension and an additional $859,000 in funding on its Federal Government R&D Start grant for its CNS drug development program. The original $2.87 million grant awarded in 2003 has now been boosted to $3.73 million and extended to 30 June 2007.
- Awarded a one-year extension to its Federal Government R&D Start grant for its work on novel breast cancer treatments. The grant extension will provide in calendar 2005 approximately $540,000 to further characterise and validate Bionomics' proprietary BNO69 gene as a drug target for breast cancer therapeutics.

- Awarded a $247,000 Federal Government Biotechnology Innovation Fund (BIF) grant to further its work on the development of targets for antibody treatments which inhibit blood vessel formation (angiogenesis) in cancer and other diseases such as macular degeneration, diabetic retinopathy and rheumatoid arthritis. The Company was also awarded a $20,000 grant from the South Australian Government's BioInnovationSA for the same project.

Key Points – Finance

- Total revenue of $3.173 million representing a 60% increase over the prior year aided by commercialisation of the SMEI diagnostic test and continued government grant support for Bionomics' therapeutic development programs. (Compared with largely grant based revenue of $1.983 million for the year ended June 2004).
- Cash on hand at June 2005 of $9.005 million ($8.703 million at June 2004).
- Net operating cash outflows of $3.333 million ($2.984 million for the year ended June 2004.
- The consolidated operating loss of the Company for the year ended June 2005 was $4.632 million, within expectations.

Bionomics' Chairman Dr Peter Jonson said, "The Company has continued to ensure it is operating with a solid funding position whilst pursuing an aggressive growth strategy. We are delighted that our recent acquisition of Iliad Chemicals Pty Limited is already delivering the anticipated synergies in our therapeutic programs and that we will be able to move our drug candidates into the clinic earlier than planned. In addition we are now beginning to see our European subsidiary, Neurofit, play an active and important role in progressing compounds discovered by Bionomics for the treatment of anxiety in addition to maintaining their contract research business."

Outlook

In commenting on the outlook for Bionomics, Dr Rathjen said, "Our objective for our cancer program in 2005-2006 will be to rapidly progress the cancer vascular targeting agents through to IND filing. We will also engage with regulatory authorities and cancer clinicians to design the required clinical studies which will support commercialisation of this innovative approach to cancer treatment. In CNS drug discovery our objectives are to select lead compounds for further development of treatments for multiple sclerosis and anxiety."

"We anticipate further licensing of epilepsy diagnostic tests developed by Bionomics. In addition from our studies in the cancer area another opportunity for a diagnostic may emerge from the detection of BNO69 in breast cancer specimens," Dr Rathjen further added.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA; US OTC:BMICY) discovers and develops innovative therapeutics, working with partners to maximise wealth for shareholders. The Company leverages its gene discoveries in epilepsy with its proprietary ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for CNS disorders, including anxiety and epilepsy. Angene®, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. Bionomics utilises the unique attributes of the Angene® platform for the discovery of drugs for the treatment of cancer. The Company is exploiting shorter-term

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revenue generating opportunities by out-licensing diagnostic applications of its intellectual property. Bionomics aims to generate growth both organically and through acquisition.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding Bionomics' business are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

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BIONOMICS LIMITED
Year ended 30 June 2005
(Previous corresponding period:
Year ended 30 June 2004)

Results for Announcement to the Market (Consolidated)

				$
Cash position as at 30 June 2005	increased by	3.5%	to	9,005,079
Net operating cash outflows for the period	increased by	11.7%	to	3,333,015
Revenue from ordinary activities	increased by	60.0%	to	3,173,362
Loss from ordinary activities after tax attributable to members	increased by	29.6%	to	4,632,314
Loss for the period attributable to members	Increased by	29.6%	to	4,632,314

Explanation of Cash Position as at 30 June 2005
Reflects successful placement raising $6.065 million (net of costs) in June 2005 combined with increased revenue from ordinary activities.

Explanation of Net Operating Cash Outflows
Increase of $349,366 for operating activities versus 2003-2004.

Explanation of Revenue
Revenue consists predominantly of epilepsy diagnostic commercialisation income, Neurofit contract research income, Federal Government Grants, rent and interest income.

Revenue has increased by $1,190,368 during the current financial year, predominantly as a result of commercialisation income from the SMEI diagnostic and increased grant revenue. Refer to the notes to the preliminary financial statements for a breakdown of revenue items.

Explanation of Loss from Ordinary Activities after Tax
The loss recorded was in line with expectations.

Explanation of Loss
Refer to previous item.

Dividends/Distributions
Bionomics Limited does not propose to pay any dividends for the year ended 30 June 2005.

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BIONOMICS LIMITED

Preliminary consolidated statement of financial performance

For the year ended 30 June 2005

	Consolidated 2005 $	2004 $
Revenue from ordinary activities	**3,173,362**	1,982,994
Borrowing costs expense	**317,639**	317,669
Depreciation and amortisation expenses	**520,390**	517,773
Employee and director benefits expenses	**1,267,056**	859,147
Legal expenses	**158,970**	107,236
Research and development expenses	**4,457,955**	3,107,534
Shareholder and investor communications expenses	**141,333**	72,844
Travel expenses	**289,303**	155,448
Other expenses from ordinary activities	**653,030**	419,925
Loss from ordinary activities before related income tax expense	**(4,632,314)**	(3,574,582)
Income tax expense	**0**	0
Loss from ordinary activities after related income tax expense	**(4,632,314)**	(3,574,582)
Total changes in equity other than those resulting from transactions with owners as owners	**(4,632,314)**	(3,574,582)

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BIONOMICS LIMITED

Preliminary consolidated statement of financial position

As at 30 June 2005

	Consolidated 2005 $	2004 $
CURRENT ASSETS		
Cash assets	**9,005,079**	8,703,415
Receivables	**141,108**	135,363
Inventories	**31,069**	0
Other assets	**261,229**	131,927
TOTAL CURRENT ASSETS	**9,438,485**	8,970,705
NON-CURRENT ASSETS		
Property, plant and equipment	**5,654,426**	5,976,729
Intangible assets	**1,956,682**	14,178
TOTAL NON-CURRENT ASSETS	**7,611,108**	5,990,907
TOTAL ASSETS	**17,049,593**	14,961,612
CURRENT LIABILITIES		
Payables	**1,007,797**	524,166
Interest bearing liabilities	**358,175**	508,400
Provisions	**255,389**	146,933
Other	**413,874**	225,622
TOTAL CURRENT LIABILITIES	**2,035,235**	1,405,121
NON-CURRENT LIABILITIES		
Payables	**0**	50,000
Interest bearing liabilities	**4,287,800**	4,575,600
Provisions	**47,520**	0
TOTAL NON-CURRENT LIABILITIES	**4,335,320**	4,625,600
TOTAL LIABILITIES	**6,370,555**	6,030,721
NET ASSETS	**10,679,038**	8,930,891
SHAREHOLDERS' EQUITY		
Contributed equity	**32,791,790**	26,155,308
Reserves	**(256,021)**	0
Accumulated losses	**(21,856,731)**	(17,224,417)
TOTAL SHAREHOLDERS' EQUITY	**10,679,038**	8,930,891

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BIONOMICS LIMITED
Preliminary consolidated statement of cash flows
For the year ended 30 June 2005

	Consolidated 2005 $	2004 $
Cash flows from operating activities		
Grants received	**1,818,319**	1,453,872
Rent received	**135,195**	119,283
Receipts from customers	**1,207,782**	68,259
Goods and Services Tax collected from customers	**275,500**	162,683
Payments to suppliers and employees	**(6,581,642)**	(4,633,184)
Goods and Services Tax paid to suppliers	**(857,986)**	(260,113)
Goods and Services Tax refund received from ATO	**623,607**	50,411
	(3,379,225)	(3,038,789)
Interest received	**367,234**	286,980
Borrowing costs	**(321,024)**	(231,840)
Net cash (outflow) from operating activities	**(3,333,015)**	(2,983,649)
Cash flows from investing activities		
Payment for purchase of subsidiary	**(87,520)**	0
Payments for the purchase of intangibles	**(2,107,379)**	0
Proceeds from sale of plant and equipment	**0**	87,000
Payments for purchases of property, plant & equipment	**(426,274)**	(214,138)
Net cash (outflow) from investing activities	**(2,621,173)**	(127,138)
Cash flows from financing activities		
Repayment of borrowings	**(83,912)**	0
Proceeds from share issues	**6,776,577**	6,270,078
Share issue expenses	**(292,382)**	(526,362)
Net cash inflow from financing activities	**6,400,283**	5,743,716
Net increase/(decrease) in cash held	**446,095**	2,632,929
Cash at the beginning of the financial year	**8,703,415**	6,070,486
Effect of exchange rate changes on the balances of cash held in foreign currency	**(144,431)**	0
Cash at the end of the financial year	**9,005,079**	8,703,415

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Material factors affecting the revenues and expenses of the consolidated entity for the current period

	Consolidated 2005 $	2004 $
Revenue from operating activities		
Sales	**295,552**	0
Grants received	**1,817,043**	1,425,095
License fees and royalties	**570,933**	104,703
	2,683,528	1,529,798
Revenue from outside the operating activities		
Interest received or receivable	**319,814**	309,454
Rent received or receivable	**135,195**	127,449
Sale of non-current asset	**0**	14,108
Other income	**34,825**	2,185
	489,834	453,196
Revenue from ordinary activities	**3,173,362**	1,982,994
Net gains and expenses		
Loss from ordinary activities before related income tax expense includes the following specific net gains and expenses:		
Net gains		
Net gains on disposal of plant and equipment	**0**	14,108
Expenses		
Borrowing costs		
- Interest paid or payable	**317,639**	317,669
Depreciation of:		
- Administrative plant and equipment	**29,297**	23,241
- Scientific plant and equipment	**218,273**	227,013
- Building	**223,269**	224,986
	470,839	475,240
Amortisation of non-current assets		
- Licences	**49,551**	42,533
Rental expense on operating leases		
- Minimum lease payments	**96,872**	0
Research and development		
- Research and development costs	**4,457,955**	3,107,534
Other provisions		
- Employee entitlements	**158,586**	51,609
Net loss on disposal of plant and equipment	**2,140**	0
Cost of sales	**40,527**	0

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Material factors affecting the assets, liabilities and equity of the consolidated entity for the current period

	2005 Shares	2004 Shares	2005 $	2004 $
Issued and paid-up capital				
Ordinary shares – fully paid	**112,901,086**	63,294,251	**32,791,790**	26,155,308

Movements in ordinary shares of the Company during the past year were as follows:

Date	Details	Number of shares	Issue price	$
1 July 2004	**Opening Balance**	**63,294,251**		**26,155,308**
28 July 2004	Share issue – Equity Line Finance Agreement	454,582	$0.22	100,000
13 August 2004	Share issue – conversion of listed options	72	$0.50	36
17 November 2004	Share issue – directors' fees	237,671	$0.22	52,288
1 March 2005	Share issue – Neuro3d	1,821,918	$0.23	419,041
28 June 2005	Share issue – placement	47,092,592	$0.135	6,357,500
	Less capital raising costs associated with the placement			(292,383)
30 June 2005	**Closing Balance**	112,901,086		32,791,790

Material factors affecting the cash flows of the consolidated entity for the current period

NON-CASH FINANCING ACTIVITIES	Consolidated 2005 $	2004 $
Directors' fees satisfied by the issue of shares	**52,288**	46,667
Fees relating to the Equity Line Finance Agreement satisfied by the issue of shares	**100,000**	0

Changes in Accounting Policies

This report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board (AASB), Urgent Issues Group Consensus Views and the Corporations Act 2001. The accounting polices adopted are consistent with those of the previous financial year."

Australian Equivalents to International Financial Reporting Standards (AIFRS)

Bionomics Limited is currently in the process of transitioning its accounting policies and financial report from current Australian Generally Accepted Accounting Principles (AGAAP) to Australian equivalents to International Financial Reporting Standards (AIFRS) which will be applicable for the half year ending 31 December 2005 and the year ended 30 June 2006.

Entities complying with AIFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of AIFRS to that comparative period. Most adjustments required on transition to AIFRS will be made, retrospectively, against opening retained earnings at 1 July 2004.

The Chief Financial Officer (CFO) was given the responsibility to manage the transition and gather all the required financial information necessary for the transition. The CFO has carried out an initial impact assessment to isolate the key areas that will be impacted by the transition to AIFRS, and has identified a number of accounting policy changes that will be required to be reported to the Audit and Compliance Committee. In some cases choices of accounting policies are available, including elective exemptions under Accounting Standard AASB 1 *First-time Adoption of Australian Equivalents to International*

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Financial Reporting Standards. Some of these choices are still being analysed to determine the most appropriate accounting policy for the consolidated entity.

Major changes identified to date that will be required to the consolidated entity's existing accounting policies are set out below. No material impacts are expected in relation to the statements of cash flows.

(i) Income tax

Under the new AASB 112 *Income Taxes*, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the statements of financial position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method. Items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity.

While the implementation of AASB 112 may result in additional tax balances being recognised in the balance sheet of the financial statements of the parent entity and the consolidated entity, there is not expected to be any net impact on the profit and loss for the period as carried forward tax losses are not currently recognised.

(ii) Intangible assets

Goodwill

Under the new AASB 3 *Business Combinations*, amortisation of goodwill will be prohibited and will be replaced by annual impairment testing focusing on the cash flows of the related cash generating unit.

This will result in a change to the current accounting policy, under which goodwill is amortised on a straight line basis over the period during which the benefits are expected to arise and not exceeding 20 years.

If the policy required by AASB 3 had been applied during the year ended 30 June 2005, consolidated goodwill at 30 June 2005 would have been $33,245 higher and consolidated amortisation expense for the year ended 30 June 2005 would have been $33,245.

Other intangible assets

Furthermore the introduction of this standard will require the revisiting of the Neurofit acquisition and the possible separate recognition of intangible asset amounts currently recorded within the goodwill balance. These intangible asset amounts may not have indefinite useful lives and therefore might be subject to an amortisation charge.

(iii) Equity-based compensation benefits

Under the new AASB 2 *Share-based Payments*, the consolidated entity is required to recognised an expense for those options that were issued under the Bionomics' Employee Share Option Plan (ESOP) after 7 November 2002 but that had not vested by 1 January 2005.

This will result in a change to the current accounting policy under which no expense is recognised for option-based compensation. If the policy required by AASB 2 had been applied during the year ended 30 June 2005, consolidated employee benefits expense and accumulated losses at 30 June 2005 would have been higher, with a corresponding increase in the share-based payment reserve. The calculation of the expense under the valuation principles established in AASB 2 is yet to be finalised.

(iv) Financial instruments

The group will be taking advantage of the exemption available under AASB 1 to apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 Financial Instruments: *Recognition and Measurement* only from 1 July 2005. This allows the group to apply previous

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Australian generally accepted accounting principles (Australian GAAP) to the comparative information of financial instruments within the scope of AASB 132 and AASB 139 for the 30 June 2006 financial report.

Under AASB 132 *Financial Instruments: Disclosure and Presentation*, the current classification of financial instruments issued by entities in the consolidated entity is not expected to change.

Under the new AASB 139 *Financial Instruments: Recognition and Measurement*, loans and receivables and financial liabilities classifications will remain unchanged. Measurement of these instruments will initially be at fair value with subsequent measurement at amortised cost, using the effective interest rate method.

This will result in a change to the current accounting policy, under which financial assets are carried at the lower of cost and recoverable amount, with changes recognised in profit or loss.

The consolidated entity currently does not have any foreign exchange contracts or other hedging instruments.

(v) Revenue disclosures in relation to the sale of non-current assets

Under AIFRS, the revenue recognised in relation to the sale of non-current assets is the net gain on the sale. This is in contrast to the current AGAAP treatment under which the gross proceeds from the sale are recognised as revenue and the carrying amount of the assets sold is recognised as an expense. The net impact on the profit or loss of this difference is nil.

(vi) Reclassification of other income

Under AIFRS foreign exchange gains and government grants are classified as other income. This is in contrast to the current AGAAP treatment under which these items are classified as revenue.

(vii) Impairment of assets

AASB 136 *Impairment of Assets,* requires that an entity assess at each balance date whether there are any indications that an asset may be impaired. The entity should estimate the recoverable amount of the asset if any such indications exist. The impairment test for assets under AASB 136 is based on the concept that an assets carrying value should not be greater than the recoverable amount, which is the higher of its 'value in use' and its selling value. The value in use is determined by discounting the future cash flows expected to be realised from the asset's continuing use. The estimated future cash flows should reflect amounts to be realised from the asset's continuing use. The estimated future cash flows should reflect management's best estimate of the economic conditions that will exist over the asset's remaining life. An impairment loss should be recognised if the recoverable amount is less than the asset's carrying value.

If the policy required by AASB 136 had been applied during the year ended 30 June 2005, no impairment write downs in the financial statements of the consolidated entity would be expected.

(viii) Foreign currency translation reserve; cumulative transition differences

On the initial application of AIFRS, the consolidated entity may elect to apply the exemption in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards,* relating to the balance of the foreign currency translation reserve. The cumulative translation differences for all foreign operations represented in the foreign currency translation reserve of the consolidated entity will be deemed to be zero at the date of transition to AIFRS.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to AIFRS, as not all standards have been analysed as yet, and some decisions have not yet been made where choices of accounting policies are available. For these reasons it is not yet possible to quantify the impact of the transition to AIFRS on the consolidated entity's financial position and reported results.

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Fundamental errors
Not applicable.

Extraordinary items
Not applicable

Reconciliation of income tax expense

	Consolidated	
	2005 $	2004 $
The prima facie tax on operating loss is reconciled to the income tax provided in the financial statements as follows:		
Prima facie tax benefit on operating results at 30%	**(1,389,694)**	(1,072,375)
Tax effect of permanent differences:		
- Research and development expenditure	**(1,713)**	(28,424)
- Research and development incremental deduction	**(97,132)**	0
- Amortisation of Capital Raising Costs	**(61,402)**	(43,738)
- Other non-allowable items	**1,311**	908
Income tax adjusted for permanent differences	**(1,548,630)**	(1,143,629)
Under/(Over) provision in prior year	**0**	0
Income tax benefit not recognised	**(1,548,630)**	(1,143,629)
Income tax expense	**0**	0

Reconciliation of profit from ordinary activities after income tax to net cash flow from operating activities

	Consolidated	
	2005 $	2004 $
Reconciliation of operating loss after income tax to net cash outflow from operating activities		
Operating loss after income tax	**(4,632,314)**	(3,574,582)
Non-cash items in operating loss		
Depreciation and amortisation	**520,390**	517,773
Directors' fee	**52,288**	46,667
ELF Agreement	**100,000**	0
Net (gain)/loss on sale of non-current assets	**2,140**	(14,108)
Provision for employee entitlements	**158,586**	51,609
Changes in operating assets and liabilities		
Decrease/(Increase) in debtors and accruals	**3,799**	(47,200)
Decrease/(Increase) in other operating assets	**(123,709)**	(90,049)
Decrease/(Increase) in inventory	**(32,744)**	0
Increase/(Decrease) in creditors and accruals (operating activities only)	**618,549**	126,241
Cash flows from operations	**(3,333,015)**	(2,983,649)

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Segment note

Bionomics Limited, which operates predominantly in Australia, conducts drug discovery and development in the areas of cancer and CNS disorders.

Events occurring after reporting date

Acquisition of Iliad Chemicals Pty Limited

On 1 July 2005, the entity completed a successful acquisition of Iliad Chemicals Pty Limited. The purchase of all the issued shares in the company was satisfied by the issue of 40,909,091 ordinary shares.

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BIONOMICS LIMITED

Supplementary Appendix 4E information

Retained Earnings

ACCUMULATED LOSSES	Consolidated 2005 $	Consolidated 2004 $
Balance at the beginning of the year	**(17,224,417)**	(13,649,835)
Net loss for the year	**(4,632,314)**	(3,574,582)
Balance at the end of the year	**(21,856,731)**	(17,224,417)

NTA BACKING

	Consolidated 2005 cents	Consolidated 2004 cents
Net tangible asset backing per ordinary Share	**7.7**	14.1

CONTROLLED ENTITIES

(a) Controlled Entities

	Country of Incorporation	Percentage Owned (%) 2005	Percentage Owned (%) 2004
Parent Entity			
Bionomics Limited	Australia		
Subsidiaries of Bionomics Limited:			
Neurofit SAS	France	100	0
Bionomics Inc	United States	100	100

(b) Controlled entities and businesses acquired

On 1 March 2005 the consolidated entity acquired Neurofit for a purchase consideration of $2,211,245 (euros 1,250,000). The purchase consideration comprised:

	$
Cash	1,792,204
Shares issued in Bionomics Limited	419,041
	2,211,245

Commentary on results

EARNINGS PER SHARE	Consolidated 2005 cents	Consolidated 2004 cents
Basic earnings per share	**(7.2)**	(7.4)
Alternative earnings per share	**(4.5)**	(5.2)

The alternative earnings per share amounts have been calculated to demonstrate the impact on basic earnings per share should all options on issue at 30 June 2005 be converted to ordinary shares.

The basic and alternative earnings per share amounts have been calculated using the 'Total change in equity other than those resulting from transactions with owners as owners' figure in the consolidated statement of financial performance.

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	Consolidated	
	2005 Number	2004 Number
Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as a denominator in calculating basic earnings per share	**64,823,522**	48,656,987
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating alternative earnings per share	**81,096,004**	57,761,584

Changes to Shares and Potential Ordinary Shares Since Balance Date
On 1 July 2005, the entity issued 40,909,091 ordinary shares in relation to the acquisition of Iliad Chemicals Pty Limited.

On 6 July 2005, the entity issued 5,000 listed options exercisable at $0.22 to a consultant of the entity.

On 18 July 2005, the entity issued 139,451 ordinary shares to eligible employees of the entity pursuant to the Bionomics Limited Employee Share Plan.

Information Concerning the Classification of Securities
Options are considered to be potential ordinary shares and have been included in the determination of alternative earnings per share. The options have not been included in the determination of basic earnings per share.

Significant Features of Operating Performance
Refer ASX Announcement attached, "*Bionomics 2004-2005 results*".

Results of Segments
Not applicable.

Audit
This report is based on accounts which have been audited (audit report attached).

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PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
www.pwc.com/au
Telephone +61 8 8218 7000
Facsimile +61 8 8218 7999

Independent audit report to the members of Bionomics Limited

Audit opinion

In our opinion, the financial report of Bionomics Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Bionomics Limited and the Bionomics Group (defined below) as at 30 June 2005, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Bionomics Limited (the company) and the Bionomics Group (the consolidated entity), for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. *For further explanation of an audit, visit our website* http://www.pwc.com/au/financialstatementaudit.

82-34682

PRICEWATERHOUSECOOPERS

Independent audit report to the members of Bionomics Limited (continued)

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

DR Clark

DR Clark
Partner

Adelaide
19 August 2005